[redacted]

18005659

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Received
FEB 26 2018
WASH, D.C.

SEC FILE NUMBER
8-67840

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intercam Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 BRICKELL AVENUE, SUITE 1070
(No. and Street)

MIAMI	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN JONES

305-377-8008
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN ROSSIN & CO., P.A.
(Name – *if individual, state last, first, middle name*)

2699 BAYSHORE DRIVE	MIAMI	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Everardo Vidaurri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intercam Securities, Inc, as of December 31, 20 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

TIFFANY NEALON
MY COMMISSION # GG 000688
EXPIRES: April 5, 2021
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- XX☒ (a) Facing Page.
- XX☒ (b) Statement of Financial Condition.
- XX☒ (c) Statement of Income (Loss).
- XX☒ (d) Statement of Changes in Financial Condition.
- XX☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑. (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX☒ (g) Computation of Net Capital.
- ☑. (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- XX☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX☒ (l) An Oath or Affirmation.
- XX☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERCAM SECURITIES, INC

CONTENTS

KAUFMAN|ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Intercam Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Intercam Securities, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Intercam Securities, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Intercam Securities, Inc.'s management. Our responsibility is to express an opinion on Intercam Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Intercam Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

We have served as Intercam Securities, Inc.'s auditor since 2009.

Miami, Florida
February 21, 2018

INTERCAM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
CASH AND CASH EQUIVALENTS	$	565,588
COMMISSIONS RECIEVABLE		13,170
DEPOSIT AT BROKER		100,000
EMPLOYEE ADVANCE, UNSECURED		48,750
SECURITY DEPOSIT		35,000
OTHER ASSETS		22,873
PROPERTY AND EQUIPMENT, NET		20,094
	$	805,475
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commissions payable	$	148,438
Accounts payable and accrued liabilities		70,706
Bonus payable		57,490
Due to parent		10,837
Deferred rent payable		3,723
Total liabilities		291,194
LEASE COMMITMENT AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		514,281
	$	805,475

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Intercam Securities, Inc. (the Company) incorporated on September 19, 2007 in the State of Florida, and on July 23, 2008 received authorization from the Financial Industry Regulatory Authority ("FINRA") to operate as a registered broker dealer. In addition to the existing States of Florida, New York, Texas, California, Colorado, and Georgia, during 2017 the Company registered in the States of Delaware and Wyoming. The Company buys and sells securities on a riskless principal basis with customers and other dealers, earning a spread. The Company is also authorized to buy and sell equities, mutual funds, corporate debt, U.S. Government bonds, put and call options and variable life insurance or annuities, for its customers primarily residing in Mexico, in an agency capacity and charges a commission. In addition, the Company may engage in group underwriting. The Company is a wholly owned subsidiary of Intercam Holdings, Inc. incorporated in the State of Florida. Intercam Holdings, Inc. ("Parent"), is a wholly owned by Grupo Intercam, S.A. de C.V., which is domiciled in Mexico.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company, during the course of operations, may maintain cash balances in excess of federally insured limits. The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of acquisition to be cash equivalents.

Commissions Receivable

Commissions receivable primarily represent transactions for which the stated settlement dates have not been reached and commission earned on foreign currency exchange transactions. The carrying amounts may be reduced by an allowance that reflects management estimate of amounts that may not be collected. As of December 31, 2017, no allowance had been required.

Revenue Recognition

The Company records all security transactions and related commission income on the trade-date basis.

Interest income is recognized on the accrual basis.

Due from Related Parties

The outstanding employee advance receivable is stated at the outstanding balance of funds due for repayment of cash advances. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of 5 and 7 years or the term of the lease for leasehold improvements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statement.

NOTE 2. GOING CONCERN

During the year ended December 31, 2017, the Company had a net loss of $198,174 and negative cash flow from operations of $270,329. Management expects that the Company will continue to have negative cash flows from operations over the next year. The Company has obtained a commitment from its Parent to continue to support the development of the Company. Management acknowledges that uncertainty remains over the ability of the Company to meet its cash requirement. However, management expects that the Company's liquid assets and anticipated funding from its Parent provide adequate resources to continue in operational existence for the foreseeable future.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2017 consisted of the following:

Furniture and fixtures	$	45,423
Office equipment		64,898
		110,321
Less: Accumulated depreciation and amortization		(90,227)
	$	20,094

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $50,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2017, the Company's "Net Capital" was $387,488, which exceeded the requirements by $337,488, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.752 to 1.

NOTE 5. LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring March 2020. The Company delivered a non-interest bearing security deposit of $35,000 to the landlord.

The lease contains provisions for future rent increases. The Company records monthly rent expense on a straight-line basis over the lease term. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent payable, which is reflected as a separate line item in the accompanying statement of financial condition.

The approximate future minimal payments under the non-cancelable lease for the years subsequent to December 31, 2017 are as follows:

2018	$	160,500
2019		165,300
2020		41,600
Total minimum lease payments	$	367,400

NOTE 6. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is located in Jersey City, New Jersey. At December 31, 2017, cash and cash equivalents of $194,828, the deposit at broker of $100,000, and the commission receivable of $13,170 are held by and due from this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to cover fully losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 7. RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

On August 31, 2016, the Company amended an existing expense sharing agreement with Intercam Advisors, Inc. (the "Affiliate"). The Affiliate is related to the Company by virtue of common ownership. The Company agreed to pay certain rents, salaries, employee expenses, communication and office expenses and market data in exchange for a management fee to be paid by the Affiliate to the Company.

Due to Parent

In June 2016, the Company was advanced $20,000 from the Parent. The advance is unsecured, non-interest bearing, and is required to be repaid in 24 equal monthly installments commencing on January 31, 2017. The advance agreement contains late payment provisions, which would cause the loan to be in default and to commence accruing interest at 18%. For the twelve months ending December 31, 2017, the Company made $9,163 in loan payments. As of December 31, 2017, the Company owed $10,837 to the Parent.

Employee Advance and Bonus

In June 2016, the Company hired a new registered representative. As part of the Company's job offer, the employee was provided and the Company expensed a sign on bonus of $250,000 and the employee received a non interest bearing advance in the amount of $180,000. As of December 31, 2017, the Company has a $57,490 balance due on the $250,000 employee signing bonus. The balance due is net of $67,500 of the employee advance for which there is a contractual right of offset between the employee and the Company and is payable to the employee in monthly installments of approximately $7,000 through July 2019.

Additionally, the employee remains obligated for repayment to the Company of the remaining $48,750 balance of the advance, which is unsecured and due in quarterly installments of $11,250 commencing in October 2019.

NOTE 8. INCOME TAXES

The Company files a consolidated federal income tax return, and combined Florida tax returns with its Parent, and computes its federal and state tax provision on a separate-company basis.

The deferred tax asset at December 31, 2017 approximates $869,000 and results primarily from a net operating loss carry-forward, which has been offset by a valuation allowance of the same amount. The net operating loss carry-forward of approximately $3,426,000 expires in the years 2026 -2037. Both the deferred tax asset and valuation allowance decreased by approximately $463,000 during the year ended December 31, 2017 due primarily to the current year net loss, the Parent utilizing a portion of the net operating loss, and a change in the effective tax rate. On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the "Act") was signed into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a corporate tax rate decrease from a maximum 35% to 21% effective for tax years beginning after December 31, 2017. The Company has calculated its estimate of the impact of the Act in its year-end income tax provision in accordance with its understanding of the Act and guidance available as of the date of this filing.

NOTE 9. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) profit sharing plan ("the Plan") that covers substantially all full time employees meeting certain eligibility requirements. The Company has the annual option to contribute to the plan.

NOTE 10. CONTINGENCIES

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position.